OYC
3/16/11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-801-~~64847~~ 67064

SEC RECEIVED MAR 01 2011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HARRIS INVESTOR SERVICES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 WEST MONROE, 14TH. FLOOR
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS EPISCOPIO (212) 702-1985
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP.
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE (Address) NEW YORK (City) NEW YORK (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/25

OATH OR AFFIRMATION

I, MICHAEL MIROBALLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARRIS INVESTOR SERVICES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MICHAEL MIROBALLI, PRESIDENT AND CHIEF OPERATING OFFICER
Title

Notary Public

OFFICIAL SEAL
TINEKA D HOLLINS
Notary Public - State of Illinois
My Commission Expires May 11, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HARRIS INVESTOR SERVICES, INC.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102


RECEIVED
MAR 0 1 2011
WASH, DC
200

Report of Independent Registered Public Accounting Firm

The Board of Directors
Harris Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Harris Investor Services, Inc. (the Company), an indirect wholly owned subsidiary of Bank of Montreal, as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Harris Investor Services, Inc. as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2011

HARRIS INVESTOR SERVICES, INC.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

December 31, 2010

Assets

Cash	$	1,550,087
Securities purchased under agreements to resell		44,200,000
Receivable from clearing broker-dealer		286,854
Receivable from affiliates		15,044
Accounts receivable		113,425
Deferred tax assets, net		423,644
Prepaid expenses		827,886
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $123,075		353,636
Other assets		9,557
Total assets	$	47,780,133

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliates	$	176,466
Payable to clearing broker-dealer		100,382
Accrued compensation and related benefits		1,491,683
Accounts payable and accrued expenses		120,085
Income tax payable		602,926
Total liabilities		2,491,542
Stockholder's equity		45,288,591
Total liabilities and stockholder's equity	$	47,780,133

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

Harris Investor Services, Inc. (the Company) is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and a registered investment advisor with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the New York Stock Exchange Group, Inc. (NYSE) and National Association of Securities Dealers, Inc. (NASD). The Company is wholly owned subsidiary of Harris Bankcorp, Inc. (The Parent), which is a wholly owned subsidiary of Harris Financial Corp. (HFC), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company.

The Company is in the business of providing brokerage services for retail customers, primarily investment advisory and financial planning services, to the Parent's customers through Harris N.A. (the Bank) branch locations. Pursuant to a clearing agreement between the Company and its clearing broker, all securities transactions are cleared on a fully disclosed basis through Pershing LLC (Pershing), a wholly owned subsidiary of the Bank on New York Company, Inc. Under the agreement, Pershing provides the Company with certain back office support and clearing services.

On January 4, 2007, the Parent completed the acquisition of First National Bank & Trust (FNBT), a 32-branch community bank with locations in Indiana. Included in this acquisition was FNBT's subsidiary broker-dealer company, First National Investments, Inc. (FNI). Pursuant to the terms of a merger agreement, FNI merged with and into the Company, with the Company being the surviving corporation. The merger of the two broker-dealers became effective December 20, 2007. The combination was recorded using historical carrying values for FNI as recognized by the Parent. The 2007 statement of financial condition included the financial results of both companies combined since the date of acquisition.

On April 23, 2010, Harris NA, a wholly owned subsidiary of HFC, completed the acquisition of Amcore Bank, which included Amcore Investment Services, Inc (AISI), a retail broker dealer. Pursuant to the terms of the merger agreement, AISI combined with and into the Company, with the Company being the surviving corporation. The merger of the two broker-dealers became effective September 24, 2010 and was accounted for as a combination of entities under common control. The combination was recorded using historical carrying values for AISI as recognized by the Company. The 2010 statement of financial condition included the financial results of both companies combined since the date of merger.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. This statement of financial condition is prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(Continued)

(c) ***Cash***

Cash represents funds held in the Company's bank accounts for firm operating activities.

(d) ***Securities Purchased Under Agreements to Resell***

Securities purchased under agreements to resell (reverse repurchase agreements) are treated as collateralized financing transactions. These transactions are collateralized by U.S. Government and U.S. Government agency securities and are carried at contract amount plus accrued interest. These highly liquid securities have original maturities at the date of purchase of three months or less.

The Company's policy is to take possession of securities purchased (with a market value equal to or greater than the principal amount loaned under resale agreements) under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

(e) ***Receivable from Clearing Broker-Dealer***

Receivables from clearing broker-dealer consists of a cash deposit of $100,000 and net revenues earned and expenses incurred from customer transactions conducted through the clearing broker of $186,854.

(f) ***Stockholder's Equity***

Stockholder's equity includes a capital contribution of $10,200,000 received from the Parent in 2005. Originally, the Company issued 102 shares of common stock with no par value per share. The fair market value of the stock was equal to the amount contributed by the affiliate.

Per the merger agreement with FNI, the 102 shares of common stock of the Company issued and outstanding immediately prior to the effective date of merger were converted into one issued and outstanding share of common stock, with no par value per share. Additionally, shares of FNI stock were converted into nine one-thousandths (0.009) shares of the Company common stock issued and outstanding.

On September 30, 2008 the Parent made a capital contribution of $10,000,000 to the Company, who in turn issued 165 shares of common stock with a $1 par value.

On November 6, 2008 the Parent made a capital contribution of $36,000,000 to the Company, who in turn issued 617 shares of common stock with a $1 par value.

On September 24, 2010 the Company merged with AISI. Pursuant to the merger agreement, the Company issued 11 shares of common stock at $1 par value for a total capital contribution of $437,326.

(g) *Income Taxes*

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws.

The Company is a Delaware corporation that is included in the consolidated federal and state tax returns of HFC and its eligible affiliates. Under the terms of a tax-sharing agreement, the Company records provisions for income taxes as if it were a separate company and shall receive payment from or make payment to members of the federal consolidated return based upon its current tax benefit or liability.

(3) Fair Value

The Company adopted "Fair Value Measurements" and "Determining the Fair Value of Financial Assets When the Market for That Asset Is Not Active" pronouncements effective January 1, 2008. The adoption of these pronouncements did not have a material impact on the financial position of the Company. U.S. GAAP defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

U.S. GAAP also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value. Previous accounting guidance allowed the use of block discounts in certain circumstances and prohibited the recognition of day-one gains on certain derivative trades when determining the fair value of instruments not traded in an active market.

(a) *Determination of Fair Value*

Auction rate securities (ARS) are long-term securities with interest rates or dividend yields that are reset periodically through an auction process. Although the maturity periods of ARS range from five years to 30 years or more for debt obligations and no stated maturity for closed-end fund preferred

(Continued)

shares, auctions provide the primary source of liquidity for ARS investors and typically occur every 7, 14, 28 or 35 days. ARS can become illiquid when an auction fails. ARS auctions fail when the supply of ARS being auctioned exceeds the demand for the securities in that auction. When an ARS auction fails, investors receive a penalty interest rate or dividend until the next auction but are unable to sell their securities at that time.

The Company used a discounted cash flow model to determine ARS fair value. A discounted cash flow model is a present value technique used to determine the fair value at the measurement date by discounting all the expected future cash flows, both principal and interest, over a given time period at an appropriate current market discount rate.

(b) Other Fair Value Disclosures

Cash, securities purchased under agreements to resell, receivables from brokers, dealers and clearing organizations and other receivables/payables are recorded at amounts that are approximate fair value due to their highly liquid nature and short maturity.

(4) Commitments and Contingencies

The Company leases office space and equipment under noncancelable operating lease agreements with the Parent, which expire on an annual basis. The Company is committed to its currently leased space through September 2011.

(5) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets, included in other assets at December 31, 2010 are presented below:

Deferred tax assets:		
Deferred employee compensation	$	301,158
Tax credit carryforward		239,711
State tax loss carryforward, net of federal		686,033
Other deferred expense		10,689
Gross deferred tax assets		1,237,591
Valuation allowance		(665,205)
Deferred tax assets net of valuation allowance		572,386
Deferred tax liabilities:		
Employee benefit plans		(104,088)
Depreciable assets		(23,327)
Gross deferred tax liabilities		(127,415)
Deferred tax assets		444,971
Tax effect of adjustments related to pension and post retirement benefits recorded through stockholder's equity		(21,327)
Net deferred tax assets	$	423,644

A valuation allowance of $665,205 exists at December 31, 2010 to offset deferred tax assets related to certain state tax loss carryforwards and state deferred tax assets of the Company. The valuation allowance increased $332,183 and is primarily due to the increase in state tax loss carryforwards. The Company is included in consolidated federal and state income tax returns with its parent. Management believes that, based upon available tax planning strategies, the realization of the deferred tax assets, with the exception of certain state deferred tax assets and state tax loss carryforwards, is more likely than not at December 31, 2010.

State tax loss carryforwards at December 31, 2010 of approximately $14.4 million will expire in varying amounts in the years 2014 through 2030.

The Company joins in filing a consolidated Federal income tax return with its parent, Harris Financial Corp. The Internal Revenue Service is examining the 2006, 2007 and 2008 consolidated Federal income tax returns. As of December 31, 2010, no significant adjustments have been proposed to the Company's federal tax positions. The Company is no longer subject to federal, state or local tax audits for the years prior to 2006.

(Continued)

(6) Related-Party Transactions

Cash represents $1,550,087 maintained at the Bank, an affiliate of the Company and a wholly owned subsidiary of the Parent.

Substantially all of the Company's lending and financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions (resale agreements) are conducted with an affiliate of the Parent. As of December 31, 2010, securities purchased under agreements to resell amounted to $44,200,000.

At December 31, 2010, receivable from affiliates of $15,044 represents cash on deposit at BMO and payable to affiliates represents $176,466 for intercompany services. Income tax payable of $602,926 represents a payable to Parent.

(7) Employee Benefit Plans

The Company is a participating entity in various noncontributory pension plans sponsored by HFC. Most of the employees participating in retirement plans are included in one primary plan (the Plan). The Plan's benefit formula is an account-based formula which is based upon eligible pay, age, and length of service. The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the funding requirements under the Employee Retirement Income Securities Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum.

The Company is a participating entity in the postretirement medical plan sponsored by HFC (the Medical Plan) which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The Medical Plan is self-insured. Participating entities contribute to the cost of coverage based on employees' length of service. Cost sharing with plan participants is accomplished through deductibles, coinsurance, and out-of-pocket limits. Funding for the Medical Plan largely comes from the general assets of the participating entities supplemented by contributions to a trust fund created under Internal Revenue Code Section 401(h). Effective December 31, 2007, the Medical Plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced.

The Company recognizes the funded status of its pension and postretirement benefit plans in its Statement of Financial Condition. It recognizes an asset for a plan's overfunded status or a liability for a plan's underfunded status. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation.

(Continued)

(8) Financial Instruments

(a) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearing agreement. The Company and the clearing broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(b) Market Risk

The financial instruments owned by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

(9) Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company claims exemption from Rule 15c3-3 of the SEC per paragraph (k)(2)(ii) of the Rule on the basis that the broker-dealer does not carry customer accounts. The Company's required net capital is the greater of $100,000 or the amount based on aggregate indebtedness. At December 31, 2010, the Company's net capital of $43,545,400 was in excess of the minimum requirement by $43,379,297.

(10) Subsequent Events

The Company has evaluated subsequent events through February 28, 2011, the date the financial statements are issued, and noted no transactions or events that would require recognition or disclosure in the Company's financial statements as of December 31, 2010.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Harris Investor Services, Inc.:

In planning and performing our audit of the financial statements of Harris Investor Services, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011